Exhibit 99.1

Pacific Drilling Announces Second Quarter 2013 Results

LUXEMBOURG (August 7, 2013) — Pacific Drilling S.A. (NYSE: PACD)

•

Net income excluding charges(a) related to our debt refinancing for the second quarter of 2013 was $21.0 million or $0.10 per diluted share, an increase of 40% over the first quarter 2013 net income of $15.1 million or $0.07 per share

•	Revenue for the second quarter of 2013 was $176.8 million, as compared to $175 million in the first quarter of 2013

•	Direct rig related operating expenses, net of reimbursable expenses, in the second quarter of 2013 were $164,000 per day, as compared to $178,000 per day in the first quarter of 2013

•	Adjusted EBITDA(b) for the second quarter of 2013 was $85.5 million, an increase of 7.2% over adjusted EBITDA of $79.7 million in the first quarter of 2013

•	We closed $2 billion in refinancing transactions; our undrawn committed availability now stands at $1.2 billion

Pacific Drilling S.A. (NYSE: PACD) today announced revenue of $176.8 million for the three months ended June 30, 2013, as compared to revenue of $175.0 million for the first quarter of 2013 and $156.8 million in the second quarter of 2012.

Net income excluding charges related to our debt refinancing for the second quarter of 2013 was $21.0 million or $0.10 per diluted share, an increase of $5.9 million, or 40%, over the prior quarter net income. The company reported a net loss of $45.6 million for the three months ended June 30, 2013, which included $66.6 million in non-recurring charges related to the refinancing of our Project Facilities Agreement (PFA). These non-recurring charges consisted primarily of $38.2 million in swap termination costs and a non-cash $27.6 million write-off of unamortized deferred financing costs. Reconciliations of net income excluding charges and adjusted EBITDA to reported net loss are included in the accompanying schedules to this release.

CEO Chris Beckett commented, “We delivered a third consecutive solid quarter of results through a continued focus on operational uptime and optimizing drilling expenses. This bolsters our conviction that an exclusive focus on a consistent ultra-deepwater fleet of modern assets can yield industry leading operational and financial results. The projected cash flows generated by our fleet, plus the recent financial transactions that provide us with low cost, long term financing, give our company additional confidence in terms of our ability to start distributing dividends as early as 2015, while continuing to grow the fleet.”

Regarding the market for ultra-deepwater drillships, Mr. Beckett continued, “We continue to see a marked customer preference for premium, ultra-deepwater drilling rigs as demonstrated by the latest fixtures. The bifurcation in dayrates and asset utilization between the latest generation, more efficient drillships and the older 5th and earlier generation rigs demonstrates the significant marketing advantage of operating a modern fleet. Through the first half of the year, our customers awarded drilling contracts to the latest generation rigs at a rapid pace, above that of the first half of 2012 in terms of rig years. We expect a continuation of this healthy market over the coming months and believe that this sustained growth in demand for ultra-deepwater drillships and the preference for the most modern rigs will yield attractive contracts for the Pacific Meltem and the Pacific Zonda.”

Second Quarter 2013 Operational and Financial Commentary

Contract drilling revenue for the second quarter of 2013 was $176.8 million including deferred revenue amortization of $17.3 million. During the three months ended June 30, 2013, our operating fleet of four drillships achieved an average revenue efficiency(c) of 90.2% as compared to 90.3% in the first quarter of 2013. During the second quarter, the Pacific Mistral underwent contractually required equipment upgrades that resulted in approximately 20 days of unpaid downtime, representing a 4.8% reduction in fleet revenue efficiency for the quarter.

Contract drilling expenses for the second quarter of 2013 were $79.5 million as compared to $84.5 million for the first quarter of 2013. Contract drilling expenses for the second quarter of 2013 included $9.7 million in amortization of deferred mobilization costs and $5.9 million in shore-based and other support costs. Direct rig related daily operating expenses, excluding reimbursable costs that are fully recovered in our revenue, averaged $164,000 in the second quarter of 2013, as compared to $178,000 for the first quarter of 2013. The quarter benefited from lower maintenance expenses on Pacific Mistral and the Pacific Santa Ana incurred during the completion of required equipment upgrades and from the postponement of maintenance projects on the Pacific Scirocco and Pacific Santa Ana to the third quarter. Further, this decrease demonstrates our sustained focus on managing our operational expenses and represents continued improvement from our fully operational, delivered fleet. Daily reimbursable costs averaged $11,500 per rig in the second quarter of 2013, as compared to $14,000 for the first quarter of 2013.

Interest expense for the second quarter of 2013, excluding $38.2 million in non-recurring swap termination costs incurred in connection to our debt refinancing, was $21.7 million as compared to $22.8 million for the first quarter of 2013.

Adjusted EBITDA for the second quarter of 2013 was $85.5 million, as compared to adjusted EBITDA of $79.7 million during the first quarter of 2013. Adjusted EBITDA margin(d) for the second quarter of 2013 was 48.3% as compared to 45.6% in the prior quarter.

Liquidity and Capital Expenditures

Our cash balances on June 30, 2013, were $603 million and our total outstanding debt was $2.3 billion.

During the second quarter of 2013, our capital expenditures were $83 million of which $54 million related to the construction of our newbuild drillships and $24 million was capitalized interest. The remaining expenditures primarily relate to contractually required upgrades on our operating rigs that are partially or fully reimbursed by our customers. Excluding capitalized interest and client reimbursed asset upgrades, we estimate the remaining capital expenditures to complete construction of our four newbuild drillships to be approximately $1.9 billion.

During the second quarter 2013, we closed three financing transactions totaling $2 billion, a portion of which was used to fully repay all $1.35 billion outstanding on our PFA. Of our existing credit facilities, $1.2 billion remain undrawn and we retain $103 million in letter of credit capacity.

CFO William Restrepo commented, “These financing transactions allowed us to lock in historically low financing rates for an average 6 year period, reducing the average interest rate on our debt to approximately 5.6% once our facilities are fully drawn. We were further able to improve liquidity by eliminating restricted cash requirements, significantly reducing amortization payments, adding a revolving credit facility and extending our debt repayment profile.”

As previously stated, we expect to secure new debt financing before repaying the February 2015 senior unsecured bonds and taking delivery of Pacific Zonda on March 31, 2015.

Updates to 2013 Guidance

The following table summarizes our second half 2013 guidance for certain items:

Item	Range
Revenue Efficiency	92% - 95%
Direct Rig Related Operating Expenses, Excluding Reimbursable Expenses, Per Rig Per Day	$173,000 - $178,000
Minimum Average Reimbursable Expenses, Per Rig Per Day*	$7,000
Shore-Based & Other Support Costs Per Rig Per Day	$17,000 - $19,000
Selling, General & Administrative Expenses	$27 million - $29 million
Income Tax Expense as Percent of Total Contract Drilling Revenue	3.0% - 4.0%

*	These reimbursable costs include one-time as well as recurring items that are beyond the initial scope of our contract and the corresponding initial contractual dayrate. We incur these costs on behalf of our clients, and they are subsequently reimbursed fully by them. These reimbursable costs can be large and often fluctuate significantly between periods based on the needs of our clients.

Our guidance for revenue efficiency includes an assumption of approximately 20 to 30 total days of downtime, including both planned and unplanned, per quarter.

Updated schedules of expected amortization of deferred revenue, amortization of deferred mobilization expense, depreciation and interest expense for our existing financing as well as capital expenditures are included in the “Investor Toolkit” subsection of the “Investor Relations” section of our website, www.pacificdrilling.com.

Please note the guidance provided above is based on management’s current expectations about the future and both stated and unstated assumptions, and does not constitute any form of guarantee, assurance or promise that the matters indicated will actually be achieved. Actual conditions and assumptions are subject to change. The guidance set forth above is subject to all cautionary statements and limitations described under the “Forward-Looking Statements” section of this press release.

Footnotes

(a)

Net income excluding charges is a non-GAAP measure. Please refer to the reconciliation, included later in this press release, of net loss to net income excluding charges along with the statement indicating why management believes the non-GAAP measure provides useful information for investors.

(b)

Adjusted EBITDA is a non-GAAP measure. Please refer to the reconciliation, included later in this press release, of net loss to adjusted EBITDA along with the statement indicating why management believes the non-GAAP measure provides useful information for investors.

(c)

Revenue efficiency is defined as actual contractual dayrate revenue (excludes mobilization fees, upgrade reimbursements and other revenue sources) divided by the maximum amount of contractual dayrate revenue that could have been earned during such period.

(d)	Adjusted EBITDA margin is defined as adjusted EBITDA divided by contract drilling revenue and is one measure of the operational performance of our fleet.

Conference Call

Pacific Drilling will conduct a conference call at 10:00 a.m. U.S. Central Daylight Time on Thursday, August 8, 2013, to discuss second quarter 2013 results. To participate, dial +1 719-325-2275 or 1-888-481-2862 and refer to confirmation code 1121261 approximately five to ten minutes prior to the scheduled start time of the call. The call will also be broadcast live over the Internet in a listen-only mode and can be accessed by a link posted in the “Events & Presentations” subsection of the “Investor Relations” section of the company’s website, www.pacificdrilling.com.

An audio replay of the conference call will be available after 1:00 p.m. U.S. Central Time on Thursday, August 8, 2013, by dialing +1 719-457-0820 or 1-888-203-1112 and using access code 1121261. A replay of the call will also be available on the company’s website.

About Pacific Drilling

With its best-in-class drillships and highly experienced team, Pacific Drilling is a fast growing company that is committed to becoming the industry’s preferred ultra-deepwater drilling contractor. Pacific Drilling’s fleet of eight ultra-deepwater drillships will represent one of the youngest and most technologically advanced fleets in the world. The company currently operates four drillships under client contract, and has four drillships under construction at Samsung Heavy Industries, two of which are under client contract. For more information about Pacific Drilling, including our current Fleet Status, please visit our website at www.pacificdrilling.com.

Forward-Looking Statements

Certain statements and information contained in this press release (and oral statements made regarding the subjects of this press release, including the conference call announced herein) constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements typically include words or phrases such as

“believe,” “expect,” “anticipate,” “project,” “plan,” “intend,” “foresee,” “our ability to,” “estimate,” “potential,” “will,” “should,” “would,” “could” or other similar words, which are generally not historical in nature. Such forward-looking statements specifically include statements involving payment and timing of any future dividends; future operational performance; revenue efficiency levels; future client contract opportunities; estimated duration of client contracts; contract dayrate amounts; future contract commencement dates and locations; backlog; construction, timing and delivery of newbuild drillships; capital expenditures; growth opportunities; market outlook; cost adjustments; estimated rig availability; new rig commitments; the expected period of time and number of rigs that will be in a shipyard for repairs, maintenance, enhancement or construction; direct rig operating costs; compensation levels; shore based support costs; selling, general and administrative expenses; income tax expense; expected amortization of deferred revenue; expected amortization of deferred mobilization expenses; and expected depreciation and interest expense for the existing credit facilities and senior bonds. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate. In particular, with respect to our any forward looking statements regarding the payment and timing of any future dividends, the declaration of any dividend payments is at the discretion of our Board of Directors, subject to the laws of Luxembourg, and heavily dependent on our company realizing projected cash flows, which could be materially impacted by all the factors listed below, including many factors that are outside of our control. There can be no assurance that we will make dividend payments within the period forecasted in this press release. All comments concerning our expectations for future revenue and operating results are based on our forecasts for our existing operations and do not include the potential impact of any future acquisitions. Our forward-looking statements involve significant risks and uncertainties (some of which are beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. Important factors that could cause actual results to differ materially from projected cash flows and other projections in the forward-looking statements include, but are not limited to downtime and other risks associated with offshore rig operations, including unscheduled repairs or maintenance; relocations, severe weather or hurricanes; our ability to secure and maintain drilling contracts, including possible cancellation or suspension of drilling contracts as a result of mechanical difficulties, performance or other reasons; changes in worldwide rig supply and demand, competition and technology; future levels of offshore drilling activity; impact of potential licensing or patent litigation; actual contract commencement dates; risks inherent to shipyard rig construction, repair, maintenance or enhancement; environmental or other liabilities, risks or losses; governmental regulatory, legislative and permitting requirements affecting drilling operations; our ability to attract and retain skilled personnel on commercially reasonable terms; governmental action, civil unrest and political and economic uncertainties; terrorism, piracy and military action; and the outcome of litigation, legal proceedings, investigations or other claims or contract disputes.

For additional information regarding known material risk factors that could cause our actual results to differ from our projected results, please see our filings with the Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F and Current Reports on Form 6-K. These documents are available through our website at www.pacificdrilling.com or through the SEC’s Electronic Data and Analysis Retrieval System at www.sec.gov.

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Contact:	Amy Roddy
Pacific Drilling Services, Inc.
+1 832 255 0502
Investor@pacificdrilling.com

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(in thousands, except share and per share information) (unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Revenues
Contract drilling	$176,772	$156,780	$351,788	$274,174
Costs and expenses
Contract drilling	(79,470)	(83,463)	(163,922)	(148,374)
General and administrative expenses	(11,550)	(10,804)	(22,578)	(23,244)
Depreciation expense	(36,603)	(32,464)	(73,106)	(55,106)

	(127,623)	(126,731)	(259,606)	(226,724)
Loss of hire insurance recovery	—	—	—	23,671

Operating income	49,149	30,049	92,182	71,121
Other income (expense)
Costs on interest rate swap termination	(38,184)	—	(38,184)	—
Interest expense, other	(21,700)	(25,666)	(44,460)	(44,946)

Total interest expense	(59,884)	(25,666)	(82,644)	(44,946)
Costs on extinguishment of debt	(28,428)	—	(28,428)	—
Other income (expense)	(296)	814	(104)	3,824

Income (loss) before income taxes	(39,459)	5,197	(18,994)	29,999
Income tax expense	(6,118)	(4,042)	(11,521)	(10,499)

Net income (loss)	$(45,577)	$1,155	$(30,515)	$19,500

Earnings (loss) per common share, basic	$(0.21)	$0.01	$(0.14)	$0.09

Weighted average number of common shares, basic	216,959,324	216,900,000	216,930,820	216,900,000

Earnings (loss) per common share, diluted	$(0.21)	$0.01	$(0.14)	$0.09

Weighted average number of common shares, diluted	216,959,324	216,901,766	216,930,820	216,902,148

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

(in thousands, except par value and share amounts)

	June 30,	December 31,
	2013	2012
	(unaudited)
Assets:
Cash and cash equivalents	$603,216	$605,921
Restricted cash	—	47,444
Accounts receivable	140,336	152,299
Materials and supplies	51,674	49,626
Deferred financing costs	14,110	17,707
Current portion of deferred mobilization costs	37,519	37,519
Prepaid expenses and other current assets	21,080	13,930

Total current assets	867,935	924,446

Property and equipment, net	3,969,867	3,760,421
Restricted cash	—	124,740
Deferred financing costs	60,711	32,157
Other assets	45,813	52,164

Total assets	$4,944,326	$4,893,928

Liabilities and shareholders’ equity:
Accounts payable	$88,555	$30,230
Accrued expenses	35,777	39,345
Current portion of long-term debt	7,500	218,750
Accrued interest	20,037	29,594
Derivative liabilities, current	3,687	17,995
Current portion of deferred revenue	69,829	66,142

Total current liabilities	225,385	402,056

Long-term debt, net of current maturities	2,287,525	2,034,958
Deferred revenue	74,050	97,014
Other long-term liabilities	15,686	44,652

Total long-term liabilities	2,377,261	2,176,624

Commitments and contingencies
Shareholders’ equity:
Common shares, $0.01 par value, 5,000,000,000 shares authorized, 224,100,000 shares issued and 216,964,849 and 216,902,000 shares outstanding as of June 30, 2013 and December 31, 2012, respectively	2,170	2,169
Additional paid-in capital	2,354,036	2,349,544
Accumulated other comprehensive loss	(5,962)	(58,416)
Retained earnings (accumulated deficit)	(8,564)	21,951

Total shareholders’ equity	2,341,680	2,315,248

Total liabilities and shareholders’ equity	$4,944,326	$4,893,928

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(in thousands) (unaudited)

	Six Months Ended June 30,
	2013	2012
Cash flow from operating activities:
Net income (loss)	$(30,515)	$19,500
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation expense	73,106	55,106
Amortization of deferred revenue	(34,173)	(43,218)
Amortization of deferred mobilization costs	19,307	33,279
Amortization of deferred financing costs	6,661	6,407
Amortization of debt discount	59	—
Write-off of unamortized deferred financing costs	27,644	—
Costs on interest rate swap termination	38,184	—
Deferred income taxes	(1,379)	1,760
Share-based compensation expense	4,493	2,426
Changes in operating assets and liabilities:
Accounts receivable	11,963	(90,893)
Materials and supplies	(2,048)	(6,357)
Prepaid expenses and other assets	(7,392)	(72,532)
Accounts payable and accrued expenses	(14,485)	29,749
Deferred revenue	14,896	144,847

Net cash provided by operating activities	106,321	80,074

Cash flow from investing activities:
Capital expenditures	(217,533)	(230,448)
Decrease in restricted cash	172,184	126,561

Net cash used in investing activities	(45,349)	(103,887)

Cash flow from financing activities:
Proceeds from long-term debt	1,497,250	300,000
Payments on long-term debt	(1,456,250)	(109,375)
Payment for costs on interest rate swap termination	(41,993)	—
Deferred financing costs	(62,684)	(7,003)

Net cash provided by (used in) financing activities	(63,677)	183,622

Increase (decrease) in cash and cash equivalents	(2,705)	159,809
Cash and cash equivalents, beginning of period	605,921	107,278

Cash and cash equivalents, end of period	$603,216	$267,087

Adjusted EBITDA Reconciliation

Adjusted EBITDA is defined as earnings before interest, costs from debt repayment, loss of hire insurance, taxes, depreciation and amortization. Adjusted EBITDA does not represent and should not be considered an alternative to net income, operating income, cash flow from operations or any other measure of financial performance presented in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is used by the company to measure its operations and is intended to exclude charges or credits of a non-routine nature that would detract from an understanding of our operations. Management believes that adjusted EBITDA presents useful information to investors regarding the company's operating performance during the second quarter of 2013.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Supplementary Data - Reconciliation of Net Income (Loss) to Non-GAAP Adjusted EBITDA

(in thousands) (unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Net income (loss)	$(45,577)	$1,155	$(30,515)	$19,500
Add (subtract):
Interest expense	59,884	25,666	82,644	44,946
Costs on extinguishment of debt	28,428	—	28,428	—
Depreciation expense	36,603	32,464	73,106	55,106
Loss of hire insurance recovery	—	—	—	(23,671)
Income taxes	6,118	4,042	11,521	10,499

Adjusted EBITDA	85,456	63,327	165,184	106,380

Net Income Excluding Charges Reconciliation

During the second quarter of 2013, the company closed a refinancing transaction which resulted in material non-recurring costs of $66.6 million, primarily related to swap termination fees and the write-off of unamortized debt issue costs. Management believes that net income excluding charges related to our refinancing and loss of hire insurance recovery provides useful and comparable information to investors regarding the company’s operating performance. Specifically, the excluded charges are of a non-routine nature and detract from an understanding of our operating performance and comparisons with prior periods. Net income excluding charges does not represent and should not be considered an alternative to or substitute for net income, operating income, cash flow from operations or any other measure of financial performance presented in accordance with GAAP, and our calculation of net income excluding charges may not be comparable to that reported by other companies.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Supplementary Data - Reconciliation of Net Income (Loss) and Earnings (Loss) per Share to Non-GAAP Net Income (Loss) Excluding Charges and Earnings (Loss) per Share

(in thousands) (unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Net income (loss)	$(45,577)	$1,155	$(30,515)	$19,500
Add (subtract):
Loss of hire insurance recovery	—	—	—	(23,671)
Costs on interest rate swap termination	38,184	—	38,184	—
Costs on extinguishment of debt	28,428	—	28,428	—

Net income (loss) excluding charges	21,035	1,155	36,097	(4,171)

Earnings (loss) per common share, basic and diluted	$(0.21)	$0.01	$(0.14)	$0.09
Add (subtract):
Loss of hire insurance recovery	—	—	—	(0.11)
Costs on interest rate swap termination	0.18	—	0.18	—
Costs on extinguishment of debt	0.13	—	0.13	—

Earnings (loss) excluding charges per common share, basic and diluted	0.10	0.01	0.17	(0.02)